Via Facsimile and U.S. Mail
Mail Stop 6010

May 30, 2007

Mr. John E. Pitts
Chief Financial Officer
Horizon Health Corporation
2941 S. Lake Vista Drive
Lewisville, TX 75067

Re: Horizon Health Corporation
Form 10-K for the Fiscal Year Ended August 31, 2006
Filed November 9, 2007
File Number: 001-13626

Dear Mr. Pitts:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief